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                            June 20, 2024

       Paul Bay
       Chief Executive Officer
       Ingram Micro Holding Corporation
       3351 Michelson Drive, Suite 100
       Irvine, CA 92612

                                                        Re: Ingram Micro
Holding Corporation
                                                            Amendment No. 11 to
Draft Registration Statement on Form S-1
                                                            Submitted June 10,
2024
                                                            CIK No. 0001897762

       Dear Paul Bay:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       October 12, 2023 letter.

       Amendment No. 11 to Draft Registration Statement on Form S-1

       Summary
       Recent Developments, page 12

   1.                                                   Please provide
preliminary information as to (a) your earnings per share and (b) the comparable GAAP ratio
to adjusted return on invested capital. Also, discuss whether the trends in revenues and
other measures presented during the recent period are consistent with those discussed in
management's discussion and analysis. Finally, remove your
                                                        statement that your
final results may differ materially from the estimates you are presenting, as it
implies that investors should not rely on the information presented.
 Paul Bay
FirstName  LastNamePaul Bay
Ingram Micro  Holding Corporation
Comapany
June       NameIngram Micro Holding Corporation
     20, 2024
June 20,
Page 2 2024 Page 2
FirstName LastName
Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Data
Non-GAAP Financial Measures, page 25

2. Net income is the comparable GAAP measure to adjusted net income, the numerator used in computing adjusted return on invested capital. Please use net income, rather than income from operations after taxes, for the numerator used in computing the comparable
         GAAP ratio. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Question
         102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
General

3. Please present and discuss net income margin when adjusted EBITDA margin and/or non-
         GAAP net income margin are presented and discussed in your supplemental materials. Please present and discuss net income CAGR when adjusted EBITDA CAGR is presented and discussed in your supplemental materials. Please present and discuss cumulative net income, cumulative operating cash flows and net income to operating cash flow conversion rate when cumulative adjusted EBITDA, cumulative adjusted free cash flow and adjusted EBITDA to adjusted free cash flow conversion rate are presented and discussed in your supplemental materials. Refer to Rule 100(a) of Regulation G.
       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:      Cristopher Greer